EXHIBIT E

METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO
SECURITIES ACT

Item 1.	Reporting Issuer:

Metallica Resources Inc. 36 Toronto Street, Suite 1000 Toronto, Ontario M5C 2C5

Item 2.	Date of Material Change

October 23, 2003

Item 3.	Press Release

The press release attached as Attachment “A” was released over Business Wire in the United States and CCN Matthews in Canada on October 23, 2003, pursuant to section 75(1) of the Act.

Item 4.	Summary of Material Change

Metallica Resources Inc. (TSX: MR, OTCBB: METLF) is pleased to announce that the relevant state and federal agencies as well as the Catholic Archdioceses of San Luis Potosi have authorized the structural stabilization and installation of blast monitoring equipment at the Cerro San Pedro Apostle Church. The authorization to proceed with this work represents the final compliance issue requiring approval prior to commencing mine construction at Metallica’s wholly-owned Cerro San Pedro project in Mexico.

Item 5.	Full Description of Material Change

The material change is described in the press release attached as Attachment “A”

Item 6.	Reliance on Section 75(3) of the Act

not applicable

Item 7.	Omitted Information

not applicable

Item 8.	Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall Metallica Resources Inc. c/o Metallica Management Inc. 12200 East Briarwood Avenue, Suite 165 Centennial, Colorado 80112

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of October 30, 2003.

/s/ Richard J. Hall

Richard J. Hall, President & CEO

PRESS RELEASE

ATTACHMENT #A

Press Release No. 03-08

METALLICA RESOURCES ANNOUNCES AUTHORIZATION TO PROCEED WITH CHURCH
STABILIZATION AT THE CERRO SAN PEDRO PROJECT, MEXICO

October 23, 2003, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, OTCBB: METLF) is pleased to announce that the relevant state and federal agencies as well as the Catholic Archdioceses of San Luis Potosi have authorized the structural stabilization and installation of blast monitoring equipment at the Cerro San Pedro Apostle Church. This work will be accomplished through the formation of a trust fund managed by an independent technical committee and funded by Metallica’s wholly-owned subsidiary, Minera San Xavier (MSX), and any other interested parties. The technical committee will be made up of government representatives, technical experts and members of the Catholic Archdioceses of San Luis Potosi. The historic Cerro San Pedro Apostle Church is located near the limits of MSX’s planned open pit gold-silver mine. The authorization to proceed with this work represents the final compliance issue requiring approval prior to commencing mine construction. It is MSX’s desire for the church stabilization work to be completed as soon as possible; however, it is not a condition of the permits that the work be completed prior to commencing construction.

The mining permits also require that MSX offer to relocate any residents living in the immediate mine area that wish to move. The new homes, currently estimated at twenty, will be constructed by MSX near the community of Cerro de San Pedro. The residents who choose to relocate will be given title to the new home while maintaining the ownership of their existing home. The relocation to the new houses must be completed prior to commencement of production, which is anticipated to occur in the fourth quarter of 2004.

In addition, MSX has been actively satisfying a number of other conditions contained within its permits. Among these was the completion of an archeological study over the heap-leach pad and processing site. MSX is also finalizing the restoration and refurbishing of the 400 year-old San Nicolas Church in the community of Cerro de San Pedro. Additionally, MSX has photo documented and encased in packed earth several historical stone buildings in the area of the proposed haul road and is in the process of relocating and transplanting approximately 16,000 protected cacti from the mine and heap leach areas. The cactus relocation project will be completed by the end of this year.

As reported in previous press releases, the mineable reserve at Cerro San Pedro is estimated at 61.1 million tonnes grading 0.59 grams of gold and 24.0 grams of silver per tonne at a waste-to-ore ratio of 1.2:1. This equates to approximately 1.2 million ounces of gold and 47 million ounces of silver, or approximately 1.8 million ounces of gold equivalent when using a silver-to-gold ratio of 70:1. These reserves were calculated using a gold price of $325 per ounce and a silver price of $4.62 per ounce, respectively. Average annual production for the project is estimated to be approximately 90,400 ounces of gold and 2.1 million ounces of silver, or approximately 120,000 ounces of gold equivalent, over an estimated mine life of approximately 8.5 years.

Also as previously reported, the capital cost to develop the mine is estimated at $28.2 million. The operating cost is estimated at $160 per ounce of gold produced when using the Gold Institute method of calculation and a silver price of $5.36 per ounce. The 100%, after tax internal rate of return (IRR) and net present value (NPV), when discounted at 5%, are 29.7% and $48.0 million, respectively, when using a gold price of $375 per ounce and a silver price of $5.36 per ounce. Subject to completion of the necessary financing, Metallica anticipates construction to begin in the first quarter of 2004 with production by the end of 2004.

Ritch Hall, President and CEO of Metallica, stated, “We are pleased to have secured the approval of the Archdiocese as well as federal and state agencies to start the desired work on the Cerro San Pedro Apostle Church through the trust fund. We are very grateful for the support and confidence shown in MSX by the local residents, the various federal agencies and particularly the Governor of the State of San Luis Potosi and his staff in securing this authorization.”

In addition to the Cerro San Pedro project, Metallica owns the world-class El Morro porphyry copper-gold project in Chile. Based on a previously reported resource estimate, completed by Noranda Inc in September 2002, the La Fortuna deposit contains an inferred resource of 465 million tonnes grading 0.61% copper and 0.50 grams per tonne of gold at an 0.4% copper cutoff grade. This equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold. Noranda is currently earning a 70% interest in the project.

When Cerro San Pedro is combined with 30% of El Morro, Metallica’s mineable reserves are estimated at approximately 1.2 million ounces of gold and 47 million ounces of silver. This reserve is contained within a total resource of approximately 5.1 million ounces of gold and 91 million ounces of silver. In addition, Metallica’s copper resource is estimated at 1.9 billion pounds.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It is well funded and currently has 43 million common shares outstanding. Please visit Metallica’s website at www.metal-res.com and send e-mail to metallica@metal-res.com.

CONTACT: Ritch Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.